MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2007

Norsat International Inc. | SYMBOL: NII (TSX)

110- 4020 Viking Way | Richmond | British Columbia | Canada | V6V 2N2.

tel : 604-821-2800 | fax: 604-821-2801 | www.norsat.com

Norsat International Inc.                      Management Discussion & Analysis

1.1

Date

The following management discussion and analysis of Norsat International Inc. (the “Company”) as of May 14, 2007 should be read in conjunction with the unaudited interim consolidated financial statements for the three months period ended March 31, 2007, and related notes included therein, which has been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  These principles differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 20 to the Company’s audited consolidated financial statements.

All amounts following are expressed in Canadian Dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual report and 20F for the year ended December 31, 2006, may be found on the Company’s web page at www.norsat.com and at www.sedar.com.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

1.2

Business Overview and First Quarter Highlights

OVERVIEW OF THE BUSINESS

Norsat International Inc. (“the Company”) designs, develops and markets satellite ground equipment which enables high speed transmission of data, audio and video over commercial and military satellites.  The Company’s equipment is located on earth and thus falls under the broad category of “satellite ground equipment”. The Company concentrates on ground equipment that is central to the transmission and reception of content for commercial and military applications, as opposed to consumer applications such as direct-to-home broadcasting.

The Company’s business operates through two business segments – Microwave Products and Satellite Systems.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. The Satellite Systems segment designs, develops and markets portable satellite systems, related accessories and services. These Microwave Products and Satellite Systems are designed to interoperate with geostationary satellites orbiting the earth.  The products permit users to establish a broadband communications link (up to 9 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

Microwave Products

Microwave components enable the transmission, reception and amplification of signals to and from satellites. The Company’s product portfolio of microwave components includes a comprehensive range of satellite receivers (LNBs), transmitters (BUCs), transceivers, solid-state power amplifiers (SSPAs) and other customized products.

Satellite Systems

Satellite Systems provide rapidly deployable broadband connectivity over satellite where traditional communications infrastructure is insufficient, unreliable, damaged or non-existent. The Company’s product portfolio of portable satellite systems includes the Norsat GLOBETrekker and OmniLink satellite systems.

Norsat International Inc.                      Management Discussion & Analysis

The GLOBETrekker is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekker is ideal for users who are highly mobile. Examples of such users include special forces, first responders, business continuity managers, search and rescue personnel and journalists.

The OmniLink™ product family also addresses the demanding needs of users seeking to establish broadband connectivity on a temporary basis but for longer periods of time. This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Satellite-based communications employ satellites that are orbiting the earth to transmit and receive content. The Company’s equipment interoperates with satellites that orbit the earth at the same speed that the earth rotates. The satellite thus appears to be at the same point relative to the earth’s surface, thus giving the impression that the satellite is “stationary”. These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. The Company’s equipment has been standardized to the point that it can operate on most satellites, without further customization.

The satellite industry is seeing a broad-based recovery across all sectors of the market including the commercial and military markets. Satellites are proving to be particularly attractive to user communities who are on the move and need to access greater bandwidth than that offered by most other wireless terrestrial technologies. The Company’s products operate on widely deployed commercial Ku-band satellites; some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

While the Company’s products have traditionally addressed the US government and broadcast television markets, there is growing interest from other NATO militaries; high-end commercial enterprise customers benefiting from the growth in commodity prices and the transportation companies who serve them; and commercial enterprise and government customers seeking to implement business continuity programs.

The Company’s primary value proposition is rooted in its longevity and reputation for quality. Customers with critical applications tend to place significant value in the quality of Norsat products and the after sales support infrastructure.

The Company sells most of its microwave components and portable satellite system, other than those bound for the US Government, through resellers. Almost all of the portable satellite systems sold to the US Government have been through the Company’s direct sales force with a few exceptions.

FIRST QUARTER REVIEW

This quarter represented the second consecutive profitable quarter under the new administration of Dr. Amiee Chan. Sales for the quarter totaled $4.4 million, 52% higher than the $2.9 million reported in the same period last year. Gross margins were also much improved at 53%, up from 39% for the same period last year.  Operating expenses came in $1.6 million, or 43% less compared to $2.9 million in the same period last year, due in large part to the cost restructuring efforts initiated in September 2006.  Net earnings were $0.5 million, a significant improvement over the net loss of $1.8 million in the same quarter in the previous year.

In March 2007, the Company paid off the US$2 million convertible debt through cash generated from operations and renewable short term loan facilities. By the period ended as at March 31, 2007, the total debt obligations of the Company  were 47% lower at $1.2  million.

As at March 31, 2007, subsequent to the debt repayment, the Company had a working capital totaling $3.3 million compared to $2.3 million as at December 31, 2006. Working capital increased by $1.0 million mainly due to a reduction in debt.

The Company continues to believe that the long term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries, growth in homeland security spending and the emergence of non-traditional applications such as business continuity and content production by novice entities.

Key factors that will be expected to affect the Company’s revenue growth in the near term remain the timing of the award of major military and certain other commercial projects. It is expected that competition will continue to intensify as more companies focus on opportunities in this market which will likely put pressure on our gross margins.

Norsat International Inc.                      Management Discussion & Analysis

Having restructured the company, management is very focused on implementing a business model which will serve to (i) add a recurring revenue stream through a range of services, (ii) broaden the company’s portfolio to include the sale of comprehensive solutions, (iii) actively recruit and cultivate channel partners to resell our products, and (iv) diversify the base of customers to include non-defense customers.

FIRST QUARTER HIGHLIGHTS

January 2007

On January 2, 2007 Cathy Zhai was promoted to the position of Chief Financial Officer. Ms. Zhai previously held the position of Interim Chief Financial Officer.

On January 12, 2007, Norsat closed a private placement by the issuance of 1,065,968 common shares and 532,984 non-transferable common share purchase warrants in connection with its Employee Share Ownership Plan announced December 11th, 2006.  The Company received net proceeds of $466,915 from the private placement.

February 2007

On February 1, Norsat announced that it received an order from Global TV, to supply a turnkey satellite news gathering solution. Global TV, a division of CanWest Media Works, is a leading coast-to-coast Canadian broadcast network that reaches 96% of English Canada. The turnkey solution includes the supply of a portable satellite terminal, training and maintenance.

On February 2, Norsat announced the introduction of a miniaturized 8W block up converter. The 8W block up converter is packaged in a compact 6.5 pound “tissue-box” and is now fully operational across the entire extended Ku Band. A unit was on display at the company’s booth at Satellite 2007 in Washington, D.C. on February 19th, 2007.

March  2007

On March 28, Norsat announced that it had fully repaid, in cash, a US $2 million Convertible Debenture (“Debenture”) due to Swiss Life’s subsidiary, Banca del Gottardo. The company had also closed on a short term loan, in the amount of $1,189,141 from existing shareholders.

1.3

Selected Annual Financial Information

Annual Financial Data (Expressed in thousands of dollars, except per share amounts)
	Year Ended December 31
	2006	2005	2004
	$	$	$
Sales	15,256	18,116	17,521
(Loss) earnings from continuing operations before taxes	(4,397)	(5,888)	424
Net (loss) earnings	(4,348)	(5,889)	1,153
(Loss) earnings per share from continuing operations	(0.09)	(0.14)	0.01
(Loss) earnings per share, basic and diluted	(0.09)	(0.14)	0.03
Total Assets	9,820	10,524	12,199
Long-term debt	nil	2,008	1,468

Norsat International Inc.                      Management Discussion & Analysis

1.4

Results of Operations

	Three months ended March 31,
	2007	2006
Sales (in $000’s)	$	$
Microwave Products	$ 2,682,795	$ 1,912,547
Satellite Systems	1,725,490	1,006,907
Total	$ 4,408,285	2,919,454
Gross Profit margin	%	%
Microwave Products	46	43
Satellite Systems	63	30
Average gross margin	53	39

Total sales for the three months ended March 31, 2007 was $4.4 million, up from the $2.9 million earned in the same period of 2006.  First quarter sales were helped by a significant backlog from the previous quarter.

Sales from Microwave Products were $2.7 million, up by 40%, compared to $1.9 million in the same period last year, reflecting the introduction of new microwave products. Back log sales order carried forward from the fourth quarter last year was also a factor.  Sales of Satellite Systems were $1.7 million, up by 71%, compared to $1.0 million in the same period last year. The significant increase was driven by an expansion in the Company’s distribution channels.   The customer base for satellite product was further enlarged and diversified in the first quarter.  Sales in the GLOBETrekker product line picked up in 2007 compared to the same period of 2006 when it was just introduced to the market.

The overall gross margins in the three months period ended March 31, 2007 was 53% compared to 39% in the same period last year.

The gross margin for Microwave Products was 46% compared to 43% due to increased sales volume.  The gross profit margin for the Satellite Systems increased to 63% in the first quarter of 2007 compared to 30% in the same period of 2006. This increase was in line with the management expectations. The low gross margin in the same period last year was mainly due to an increased provision for obsolete inventory and work in progress adjustments for customer orders.

	Three months ended March 31,
	2007	2006
Expenses (in $000’s)	$	$
Selling, general and administrative	1,311,699	1, 932,562
Product development	261,327	817,610
Amortization	75,051	124,026
	1,648,077	2,874,198

For the three months ended March 31, 2007, selling, general and administrative (SG&A) expenses decreased by 43% to $1.6 million from $2.9 million in the same period last year.

The Company’s new management, appointed by the board of directors last September, continued to focus on meeting customers’ needs and developing strong partnerships with resellers in key markets. In 2006 the Company was also focusing on improving efficiency by reducing administrative costs such as rent, salaries (as a result of staff

Norsat International Inc.                      Management Discussion & Analysis

reduction) and insurance premiums etc.  The cost restructuring became effective through the first quarter to the fourth quarter last year.

Administrative costs decreased significantly to $1.3 million in the first quarter of 2007 from $1.9 million in the same period of 2006, mainly due to the restructuring in 2006. The decrease was comprised of rent expenses of $0.1 million, salaries and consulting fees of $0.2 million, and professional fees $0.2 million mainly due to financing-related legal fees spent in the first quarter of 2006. Other administrative expenses were reduced accordingly including insurance premiums and trade show costs in the first quarter.

Administrative expenses included a charge for stock based compensation of $29,000 in the first quarter of 2007 compared with a charge of $25,000 in 2006.

Product development activities decreased by 68% to $0.3 million in the first quarter of 2007 from $0.8 million in the same period of 2006. The significant decrease reflects the prior year’s R&D expenses incurred to develop the GlobeTrekker product. Furthermore, salaries were decreased as well by $0.2 million in the first quarter of 2007 compared to the same period last year.

Amortization expenses reduced to $75,000 compared to $124,000 in the first quarter of 2006. The Company has purchased an ERP system close to $0.4 million up to the end of the first quarter. However, the amortization will not commence until full implementation is completed.

On-going development activities are focused on projects generating near-term revenue from our line of portable terminals and modifications required to the existing line of microwave products.

Earnings (loss) (in $000’s except earning per share))	Three months ended March 31,
	2007	2006
	$	$
Earnings (loss) from continuing operations before other expenses and income taxes	681,439	(1,738,831)
Other expenses	(140,461)	(41,413)
Earnings (loss) from continuing operations before income taxes	540,978	(1,780,244)
Net earnings (loss) per share Basic and diluted from Continued operations	0.01	(0.04)

Following the profitable result in the fourth quarter last year, the first quarter’s operation in 2007 continued to deliver a net profit of $0.5 million, an increase of 130%, compared to a net loss of $1.8 million in the same period last year. There were a number of factors that had impacted the first quarter’s results, however, it was mainly driven by the successful implementation of the Company’s strategies aimed at development of a reseller distribution channel, adding or improving new production lines and cost restructuring.

The Company had net earnings of $0.7 million from the first quarter operations before taxes and other expenses compared to a loss of $1.7 million in the same period of 2006. This was mainly due to significantly increased sales in both main production units, accompanied by largely reduced administrative costs as a result of restructuring in administrative expenses such as reductions in rent, staff, insurance premiums etc. in order to improve the bottom line.  The reduced research and development costs in the first quarter also played a roll as a large amount of resources were allocated in the same period last year to develop the GlobeTrekker product.

Other expenses for the first quarter were $140,000 compared to $41,000 during the same period of 2006.  This increase was primarily due to an increase in interest expense and a loss in foreign exchange compared to a gain in foreign exchanges in the same period last year.

The combined effect of the above resulted in a net profit from continuing operations for the first quarter of $0.5 million or $0.01 per share,  compared to net loss of $1.8 million or ($0.04) in the same period last year.

Norsat International Inc.                      Management Discussion & Analysis

1.5

Summary of Quarterly Results

Quarterly Financial Data (unaudited) (Expressed in thousands of dollars, except per share amounts)
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2007	$	$	$	$
Sales	4,408	-	-	-
Earnings (loss) from continuing operations before taxes	541	-	-	-
Net (loss) earnings	541	-	-	-
Earnings (loss) per share from continuing operations –	0.01	-	-	-
Basic and diluted		-	-	-
Earnings (loss) per share – basic and diluted	(0.04)	-	-	-
		-	-	-
Weighted average common shares outstanding	#	-	-	-
Basic and diluted	50,486	-	-	-

2006
Sales	2,919	3,764	3,149	5,424
Earnings (loss) from continuing operations before taxes	(1,782)	(1,068)	(2,030)	481
Net earnings (loss)	(1,782)	(1,068)	(2,030)	532
Earnings (loss) per share from continuing operations –
Basic and diluted
Earnings (loss) per share – basic and diluted	(0.04)	(0.02)	(0.04)	$0.01

Weighted average common shares outstanding	#	#	#	#
Basic and diluted	44,003	47,063	47,063	48,557

2005	$	$	$	$
Sales	-	6,155	4,721	4,721
(Loss) earnings from continuing operations before taxes	-	(1,241)	(1,377)	(2,083)
Net (loss) earnings	-	(1,241)	(1,377)	(2,083)
(Loss) earnings per share from continuing operations – basic and diluted	-	(0.03)	(0.03)	(0.05)
(Loss) earnings per share – basic and diluted	-	(0.03)	(0.03)	(0.05)
Weighted average common shares outstanding	#	#	#	#
Basic and diluted	-	42,052	42,259	42,518

1.6

Liquidity and Financial Condition

The Company’s principal cash requirements are for working capital, capital expenditures, and interest payments on the Company’s debt.

The Company's cash balance as at March 31, 2007 was $0.6 million, a decrease of $1.2 million from $1.8 million as at December 31, 2006. During the three months ended March 31, 2007, cash consumed by operations totaled $0.5 million. Cash consumed by debt obligations was $2.3 million (US$2 million) partially financed by a short term loan arrangement of $1.2 million.  The total net proceeds of $0.5 million were received from the private placement.

Norsat International Inc.                      Management Discussion & Analysis

The Company’s working capital requirements are mainly for production materials, productions and selling, operations and general administrative expenses. The Company’s working capital may be improved by increasing sales, shortening collection and payment cycles, enhancing of inventory controls and reducing debt levels.

As at March 31, 2007, the Company had working capital totaling $3.3 million compared to $2.3 million as at December 31, 2006. Working capital increased by $1.0 million mainly due to the reduction of debt obligations.

Accounts receivable, which was $2.8 million as at March 31, 2007, is in line with the balance as of December 31, 2006. The net changes in accounts receivable was as little as $0.04 million as compared to $0.4 million in the same period last year mainly due to increased sales for the first quarter which offset the collections. The bad debt provision is reviewed at the end of each financial period according to the Company’s policy which is based on the credit terms of its customers and historical collection data. The policy is reviewed regularly by the Company. Having realized that the accounts receivable turn over was slower due to military sales, it was believed that the Company’s bad debt provision was reasonablely assessed as at March 31, 2007.

Accounts payable and accrued liabilities were $2.7 million,  a decrease of $0.8 million, compared to $3.5 million as at December 31, 2006, reflecting a shorter accounts payable cycle.

Inventory as at March 31, 2007 was $3.5 million remaining intact from December 31, 2006. With largely increased sales in the first quarter, the constant inventory level reflected new purchases to meet the anticipated future sales demand and the reduced inventory obsolescence provision.  The Company’s inventory level for Microwave products are replaced on a just-in-time basis.  The inventory turns for satellite systems are regularly slower than microwave products due to a longer lead time for certain parts. The Company continues to focus on reducing its satellite system inventory level that had built up due to over purchasing in the past year to achieve high efficiency in its inventory control and cash management.

Shareholders’ equity has increased by $1.0 million primarily due to the net proceeds of $0.5 million received from the private placement and net profit resulting from first quarter’s operations.

1.7

Capital Resources

The Company’s capital resources as at March 31, 2007 included cash and cash equivalents. Cash flows are funded primarily through operations and, where necessary, liquidity requirements may be funded through the issuance of debt, and/or equity.

During the three months ended March 31, 2007 the Company completed the following financing transactions:

1. January 2007 private placement

On December 6th, 2006, the Board of Directors of Norsat (“Board”) adopted the Amended Employee Share Ownership Plan (“ESOP”), previously registered with the B.C. Government in 1991 under the Employee Investment Act (British Columbia) (“EIT”). Under the ESOP 1,998,750 Norsat common shares were reserved for issuance to eligible employees.  In addition, eligible employees who are tax-residents in British Columbia may also receive an investment tax credit of up to 20% on share purchases under the Plan.

The ESOP also granted to eligible employees who purchase shares under the offering, one-half of one non-transferable share purchase warrant for each share purchased. Each whole share purchase warrant (a “Warrant”) entitles the holder to purchase one common share for 2 years from the closing date of the offering at a price of $0.54 (or US$0.48) per common share.

On January 12, 2007, the Company closed the private placement through the issuance of 1,065,968 common shares and 532,984 non transferable share purchase warrants to its employees under the Amended Employee Share Ownership Plan for a net proceeds of $466,915.  Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.48 for two years from the closing date.

All of the common shares and warrants are subject to a four-month hold period which ends May 13, 2007. During this period, these securities cannot be traded nor are they freely transferable. Of the securities issued under this private placement, 145,644 common shares will be held in escrow under an escrow agent between the Company and a trust company selected by the BC government until January 12, 2010. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment

Norsat International Inc.                      Management Discussion & Analysis

Act (British Columbia). Employee share holders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

The proceeds will be used for working capital purposes.

2.

Short term financing facility arrangement

  The Company entered into a “US$900,000 Bridge Loan Agreement” (the “Bridge Loan Agreement”) on March 21, 2007 with a financial institution, which in turn holds 5% of the Company’s shares. Under the Bridge Loan Agreement, the lender agrees to loan US$900,000 to the Company no later than March 27, 2007 subject to the terms and conditions as follows:

➢

The principal amount of US$900,000;

➢

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day when the loan is retired;

➢

The term of the loan is 60 days maturing on May 31, 2007;

➢

Payment in full on May 31, 2007, or partial payments within the 60 days term at the Company’s discretion. The loan is renewable at the end of the term.

The loan was used to pay a portion of the US$2,000,000 convertible debt. The loan was received on March 28, 2007.

On March 22, 2007, the Company also received a $150,000 bridge loan from an officer of the Company with the same terms as the above bridge loan.

Subsequent to March 31, 2007, the Company repaid the short term loan totaling $150,000 to an officer of the Company.

3. Repayment of US$2 million convertible debt

On March 28, 2002, the Company completed a financing agreement on an unsecured convertible note in the amount of US$2,000,000, bearing 8% annual interest due on March 31, 2007. The notes were convertible into common shares of the Company at a price of US$1.25 per share at the holder’s option at any time. The interest was paid semiannually.  On March 29, 2007, the US$2 million convertible debt was paid in full.

CONTRACTUAL OBLIGATIONS

The following table presents the aggregate amount of future cash outflows for contractual obligations as of March 31, 2007 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years:

CONTRACTUAL OBLIGATIONS	2007	2008	2009	2010	2011
	$	$	$	$	$
Short term loan	1,189,141				
Inventory purchase obligation	3,473,879				
Operating lease obligations	404,268	466,395	420,692	420,692	385,634
Total	5,067,288	466,395	420,692	420,692	385,634

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers. Included in 2007 commitments are inventory and material purchases of $3,473,879 and a scheduled short term loan due on May 31, 2007 of $1,189,141 with option of renewal.

The Company believes most of its working capital can be funded through its operations. The Company may also pursue other financing facilities to fund its working capital and meet its debt obligations from time to time.

Norsat International Inc.                      Management Discussion & Analysis

Due to consistently changing economic conditions which may not be under the control of the Company, there can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.

1.8

Off Balance Sheet Arrangements

Not applicable.

1.9

Transactions with Related Parties

On March 22, 2007, the Company also received a $150,000 bridge loan from an officer of the Company (refer to 1.7 Capital Resources).

This short term loan was repaid on May 3, 2007 subsequent to the three months ended as at March 31, 2007.

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

Not applicable.

1.12

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of collectability of the Company’s accounts receivable balance. If the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made. At December 31, 2006 the Company has recorded an allowance for doubtful accounts in the amount of $198,170 (2005 – $255,000) as a reduction to accounts receivable.

Norsat International Inc.                      Management Discussion & Analysis

➢

The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the Company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.  At December 31, 2006 the Company has recorded an estimate for obsolescence provision in the amount of $1,919,881 (2005 - $1,050,000) as a reduction to inventory.

➢

The Company generates a portion of its revenue from multiple elements sales arrangements. Revenue is recognized for each element when there are no remaining performance obligations required and is based on their relative fair value at the inception of the sales arrangement. If fair value cannot be determined, either due to changes in contract elements or other factors, it will be necessary to defer revenue until objective evidence of fair value exists or when the final elements are delivered.

1.13

Changes in Accounting Policies including Initial Adoption

The Company did not adopt any new accounting standards or change any accounting policies during three months ended March 31, 2007 except the following:

Income Tax

During the first quarter of 2007, we implemented the following new critical accounting policy related to income tax.  Beginning on January 1, 2007, we began accounting for income tax under the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48").  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, "Accounting for Income Taxes",  and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  We and our subsidiaries are subject to U.S. federal income tax, Canadian income tax, as well as income tax of multiple state and local jurisdictions.  Based on our evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements.  Our evaluation was performed for the tax years ended December 31, 2003, 2004, 2005 and 2006, the tax years which remain subject to examination by major tax jurisdictions as of March 31, 2007.  We may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to our financial results.  In the even we receive an assessment for interest and/or penalties, it has been classified in the financial statements as selling, general and administrative expense.

Comprehensive Income

In the first quarter ended March 31, 2007, the Company has adopted CICA Handbook Section 1530, “Comprehensive Income”, which defines and establishes the reporting requirements for comprehensive income. Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. Under this section, the Company is required to present comprehensive income and its components in a financial statement showing (a) net income for the period; (b) each component of revenue, expense, gain and loss that is recognized in other comprehensive income and (c) the total of (a) and (b).  As at the end of March 31, 2007, the Company has no other comprehensive income.

As a consequence of adopting Section 1530, the Company has also adopted the Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instrument – Disclosure and Presentation”, and Section 3865, “Hedges”.

Norsat International Inc.                      Management Discussion & Analysis

1.14

Financial Instruments and Other instruments

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivables, accounts payable, accrued liabilities, short term loans.  The carrying value of cash and cash equivalent,  short-term investments, accounts receivables, accounts payable, accrued liabilities and short term loans is approximate to their fair values due to the short-term nature of these financial assets and liabilities.

The interest rate on the short term debt is fixed.  This exposes the Company to market value risk should interest rates drop.  The Company does not enter into any derivative agreements to mitigate this risk.

The Company is exposed to foreign currency exchange risk as a result of its sales and cost of sales being predominately denominated in United States dollars.  To manage its exchange risk, the Company holds cash and cash equivalents denominated in United States dollars and has entered into financing in United States dollars.  The Company has not entered into any derivative agreements to further mitigate this risk.

1.15

  Outstanding Share Data

The following details the share capital structure as at May 14, 2007:

	Remaining life / Expiry date	Exercise price	Number of securities	Total
Common shares				50,628,526

Share purchase options
	3.71 years	$0.50 to $2.39	1,698,950
	3.37 years	$2.40 to $4.29	94,250
	3.37 years	$4.30 to $6.19	94,250	1,887,450

Warrants	April 8, 2009	$1.09	1,206,811
	March 8, 2008	US$0.475	3,065,232
	November 6, 2008	US$0.45	1,250,000
	January 12, 2009	$0.58 ($US0.475)	532,984	6,055,027

1.16

Risks and Uncertainties

RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations.   The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources; renegotiating the terms of all or some portion of the short-term debts; and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  At March 31, 2007, the Company has accumulated a deficit of $45,630,801. The Company started to generate net profit from its continued operations through the fourth quarter of 2006 to the first quarter of 2007. However, it cannot be used as an indication of the Company’s future performance.

On March 28, 2007 the Company paid off US$2 million convertible debenture partially through a short term financing at much cheaper costs. The retirement of the convertible debenture reflects on this team’s commitment to strengthen the Company’s financial foundation on a compressed schedule.  However, whether the Company can meet its short term debt obligation depends on its success in the future operations which may not fully predictable due to a rapidly changing economic environment.

Norsat International Inc.                      Management Discussion & Analysis

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon achieving profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

➢

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance the existing technologies or develop new technologies in order to effectively compete in the satellite communications industry.

➢

The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.

➢

The Company cannot be sure that it will be able to compete effectively with the current competitors.

➢

The Company has limited intellectual property protection.

➢

The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements.

➢

The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The Company may also be subjected to penalties and fines should there be a breach in its processes. The Company has formed a committee to actively oversee compliance with all such export regulations.

➢

The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions. Failure to fulfill any or all of these may negatively impact liquidity should the Company be forced to take ownership of any un-purchased units. It may also affect the Company’s ability to continue supplying products as originally specified and thus affect obligations to fulfill customers.

➢

The Company may be subject to product liability claims, which are not fully covered by insurance.

➢

The Company intends to expand its international operations. It thus faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies. Those external risks may not be under the Company’s control. While the additional resources are required for the expansion, the Company cannot be sure its success and a failure of such expansion would have reversed impact on the Company’s business.

Readers are advised to assess to Form 20F filed under www.sec.gov/edgar.shtml for the full contents of “Risks Associated with Business and Operations”.

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options, warrants, warrants to be issued may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 50,628,526 were outstanding at March 31, 2007 and an additional 7,965,007 common shares have been reserved for issuance upon the exercise of outstanding options, warrants, warrants to be issued as of such date. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common

Norsat International Inc.                      Management Discussion & Analysis

Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company is exposed to foreign exchange fluctuations in the U.S. dollar. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Net income is also reduced because a higher percentage of revenues than expenses are generated in U.S. dollars. The Company has arranged its long-term debt in U.S. dollars to partially hedge against the US dollar sales and receivables. The Company does not engage in any formal hedging transactions at this time but has plans in place to hedge its position for large sale transactions.

1.17

Disclosure Controls and Internal Controls over Financial Reporting

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of March 31, 2007, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

The Company’s management, including the CEO and CFO, has evaluated the effectiveness of the internal controls over financial reporting.  Based on this revaluation, management has concluded that internal control over financial reporting were designed effectively as of March 31, 2007, with the exception of the following control deficiency: at March 31,2007, the Company had not implemented a whistleblower policy. The Company plans to review this policy accordingly.

As a result of this review it was determined that there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.